ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-168461
Dated August 10, 2011
August 10, 2011

Oilsands Quest $60,000,000 Rights Offering

Frequently Asked Questions

This information is to be read in conjunction with the Prospectus Supplement filed with the SEC on
July 20, 2011, as this provides important information relevant to the Offering.

The following is a series of answers to questions we anticipate Oilsands Quest shareholders may have about the current rights offering.  These are provided for general information purposes and do not purport to provide investment advice and are not intended to be fully comprehensive of all queries shareholders may have.

Shareholders are encouraged to read the risk factors contained within the SEC-filed prospectus supplement, which is available on EDGAR and SEDAR, and to seek investment and taxation advice on the suitability of this offering in their overall financial planning.

What is a rights offering?

A rights offering typically provides an issuer’s existing shareholders the opportunity to make an additional investment in the issuer by purchasing a pro rata portion of additional shares of an issuer’s stock at a specific price per share, which is typically set at a discount to the recent trading price of the issuer’s stock. Such a purchase enables shareholders to avoid being diluted by the issuance of new equity.

What are the terms of this rights offering?

Oilsands Quest has distributed to shareholders of record 0.816 transferable rights for every share of common stock and every exchangeable share of Oilsands Quest Sask Inc. owned as of July 28, 2011 (the Record Date).  Each right entitles the holder to purchase one share of the common stock of Oilsands Quest for $0.20 (the Subscription Price).  The Subscription Price is a 40% discount to the closing price on July 18, 2011, when the rights offering and pricing was announced.

As discussed below, the rights are transferable and can be traded on the NYSE Amex.

Rights may be exercised at any time during the subscription period commencing on August 2, 2011 and ending at 5:00 p.m. New York City time, on August 29, 2011 (Expiration Date), unless you provide a notice of guaranteed delivery by the Expiration Date in which case you would exercise the right and provide payment by September 1, 2011. In addition, Oilsands Quest can extend the Expiration Date.

What is the record date?

The Record Date of this rights offering was July 28, 2011. Therefore, shares purchased through July 25, 2011 will receive rights.

How are rights distributed?

The rights are evidenced in the form of subscription certificates, which were mailed to U.S. and certain Canadian stockholders on August 1, 2011.  A copy of the prospectus supplement related to the rights offering has been mailed with the rights. As well, the prospectus supplement filed with the SEC may be viewed at http://www.sec.gov/Archives/edgar/data/1096791/000095014211001346/0000950142-11-001346-index.htm.

How do I subscribe for shares of common stock with the subscription certificate?

Rights may be exercised by completing and signing the subscription certificate that accompanies the prospectus supplement and mailing it in the envelope provided, together with payment in full for the shares at the Subscription Price. The subscription certificate and payment must be received by the Expiration Date, except in the case of a notice of guaranteed delivery, as discussed below.

What if I hold my shares in a broker-dealer or nominee account?

If you hold shares of Oilsands Quest common stock with a broker-dealer, trust company, bank or other nominee (Eligible Guarantor Institution) your subscription certificates will be mailed to your Eligible Guarantor Institution,  who can exercise the rights upon receiving your instructions and payment. You may wish to alert your Eligible Guarantor Institution that you are expecting Oilsands Quest subscription certificates so that they may contact you on their arrival into your account. Should you wish to exercise your rights you should have your Eligible Guarantor Institution deliver a notice of guaranteed delivery to the subscription agent by the Expiration Date.

Are there commissions or fees attached to exercising the rights?

No commissions may be charged for exercising your rights to purchase Oilsands Quest common shares.

What if exercise of my rights results in a fractional common share?

Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

What is an “over-subscription right”?

An “over-subscription right” provides a shareholder who fully exercises its rights to subscribe for an additional number of shares, subject to proration. All over-subscription requests will be honored, if sufficient remaining shares are available at the end of the subscription period.  Shares will be distributed on a pro rata basis only if there are insufficient remaining shares to satisfy all over-subscription requests. Only shareholders who held shares of common stock as of the Record Date of July 28, 2011 will have over-subscription rights.

How do I indicate my interest in exercising my over-subscription right?

Rights holders who fully exercise all rights issued to them may participate in the over-subscription by indicating on their subscription certificate the number of shares they wish to acquire as part of the over-subscription.

Are the rights transferable? Can the rights be traded?

Yes. Oilsands Quest has elected to structure the rights offering to permit rights to be transferable and traded on the NYSE Amex.  Shareholders who choose not to exercise their transferable rights can trade them in the secondary market during the offering period. The money earned from trading the rights provides compensation to shareholders who do not wish to participate in the rights offering by enabling the shareholders to offset dilution by earning a profit trading the rights.

The trading symbol is BQI.RT on the NYSE Amex exchange.  Trading of the transferable rights commenced on August 2, 2011, and the last trading day for the rights is the last trading day prior to the Expiration Date, which is August 26, 2011.

If I purchase rights on the NYSE Amex, can I use these to subscribe for common shares?

Yes, you can purchase the number of shares of common stock associated with the rights you purchased on the NYSE Amex.

If I purchase rights on the NYSE Amex, can I subscribe as part of the over-subscription?

Yes, the over-subscription is  available for rights purchased over the NYSE Amex.

Is the rights offering dilutive to existing shareholders?

All shareholders have the right to purchase shares of Oilsands Quest common stock based on the number of shares they own on July 28, 2011. There is no dilutive effect to shareholders who exercise the rights issued to them.

Shareholders who do not fully exercise their rights will, at the completion of the rights offering, own a smaller proportional interest (but the same number of shares) in Oilsands Quest than would otherwise be the case had they fully exercised their rights.

Is there a minimum amount of money to be raised in this offering?

No, there is no minimum purchase requirement as a condition of Oilsands Quest accepting subscriptions.

What happens if I change my mind to purchase shares after submitting my subscription agreement?

Rights are irrevocable once exercised.

I read in your press release that Quebec residents are not able to participate in the rights offering.  Why is this?

The Company is unable to file the documents required by Quebec securities law within the timelines provided for this rights offering. Thus, residents of Quebec are not eligible to participate in the rights offering.

How do I obtain additional subscription information?

We encourage you to contact your broker-dealer, trust company, or other nominee where your rights are held or contact Georgeson Inc. (the Information Agent), toll-free at (888) 613-9988.  Also you may contact Oilsands Quest at their investor relations line, toll-free (877) 718-8941.

Important Dates to Remember

Record Date	July 28, 2011
Subscription Period	From August 2, 2011 to August 29, 2011	(1)
Last Trading Day of Rights on NYSE Amex	August 26, 2011	(1)
Expiration Date	August 29, 2011	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares (2)	August 29, 2011	(1)
Deadline for Delivery of Notice of Guaranteed Delivery (2)	August 29, 2011	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares pursuant to Notice of Guaranteed Delivery	September 1, 2011	(1)
______________
(1)	Unless the offering is extended.
(2)
Participating rights holders must, by the Expiration Date of this offering, unless the offering is extended, either (i) deliver a subscription certificate and payment for shares or (ii) cause to be delivered on their behalf a notice of guaranteed delivery.